Mail Stop 3561

September 30, 2009

Richard C. Kelly
Chairman, President and Chief Executive Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

      Re: **Xcel Energy Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 001-3034

Dear Mr. Kelly:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director